Subject to Completion

Preliminary Prospectus Supplement dated April 3, 2003

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
Registration No. 333-97937
(To prospectus dated September 25, 2002)

1,000,000 Units

Merrill Lynch & Co., Inc.

Global Currency Basket Notes

due May     , 2004

(the “Notes”)

$10 principal amount per unit

The Notes:	Payment at maturity:

•  No payments prior to maturity.

•  We cannot redeem the Notes prior to maturity.

•  Denominated in U.S. dollars.

•  $50,000 minimum initial investment.

•  Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•  Linked to the Global Currency Basket, a portfolio of currency positions valued relative to the U.S. dollar.

•  Expected settlement date: May     , 2003.

•  Minimum repayment will not be less than 97% of the

    principal amount per unit.

•  The amount you receive at maturity will be based upon the change in value of the Global Currency Basket over the term of the Notes multiplied by a participation rate expected to be between 220% and 260%. If the value of the Global

    Currency Basket decreases or does not increase sufficiently,

    at maturity you will receive less than the $10 principal

    amount per unit, which would result in a loss to you. In no event, however, will you receive less than 97% of the

    principal amount per unit. The value of the Global

    Currency Basket must increase by a percentage expected to

    be between 1.154% and 1.364% in order for you to receive

    at least the principal amount of $10 per unit.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase units or more will be $ per unit and $ per unit, respectively.

Merrill Lynch & Co.

The date of this prospectus supplement is April    , 2003.

Prospectus Supplement

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Global Currency Basket Notes due May     , 2004 (the “Notes”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the Global Currency Basket (the “Basket”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on May     , 2004.

Each unit of the Notes represents a principal amount of $10. You may transfer the Notes only in whole unit increments. The minimum initial investment amount is $50,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Notes—Depositary” in this prospectus supplement.

What will I receive upon maturity of the Notes?

At maturity, for each Note you own, you will receive a payment equal to the “Redemption Amount”. The Redemption Amount to which you will be entitled depends on the percentage change in value of the Basket over the term of the Notes. The Redemption Amount will be denominated in U.S. dollars and will be determined as follows:

(i) If the Ending Value is greater than the Starting Value, the Redemption Amount will be the principal amount per unit multiplied by a percentage equal to:

97	+	(	Participation Rate	×	(	Ending	–	Starting	))
						Value		Value

(ii) If the Ending Value is equal to or less than the Starting Value, the Redemption Amount will be the principal amount per unit multiplied by 97%.

As a result of the foregoing, the Basket will need to increase by a percentage expected to be between 1.154% and 1.364% in order for you to receive a Redemption Amount equal to or greater than the principal amount of $10 per unit. If the value of the Basket decreases or does not increase sufficiently, you will receive less than the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

The “Starting Value” of the Basket will be set to 100 on the date the Notes are initially priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” will equal the value of the Basket as determined by the Calculation Agent (as defined below) on the seventh scheduled business day prior to the stated maturity date of the Notes, as described in this prospectus supplement.

The “Participation Rate” is expected to be a value between 220% and 260%, which will be determined on the Pricing Date. We will disclose the actual Participation Rate to you in the final prospectus supplement delivered in connection with sales of the Notes.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this prospectus supplement.

Examples

Set forth below are three examples of Redemption Amount calculations, assuming a Participation Rate of 240%, the midpoint of the expected range of 220% and 260%:

Example 1—The hypothetical Ending Value is equal to 50% of the hypothetical Starting Value:

Hypothetical Starting Value: 100

Hypothetical Ending Value: 50

Redemption Amount (per unit)	=	10 x (97 + (240% x (50 - 100)))% = US$9.70	(Redemption Amount cannot be less than $9.70)

Example 2—The hypothetical Ending Value is equal to 100.5% of the hypothetical Starting Value:

Hypothetical Starting Value: 100

Hypothetical Ending Value: 100.5

Redemption Amount (per unit)	=	10 x (97 + (240% x (100.5 - 100)))% = US$9.82

Example 3—The hypothetical Ending Value is equal to 102% of the hypothetical Starting Value:

Hypothetical Starting Value: 100

Hypothetical Ending Value: 102

Redemption Amount (per unit)	=	10 x (97 + (240% x (102 - 100)))% = US$10.18

Who determines the value of the Basket and what does the Basket reflect?

The value of the Basket is determined by Merrill Lynch Capital Services, Inc. acting as the calculation agent as described in the section entitled “The Global Currency Basket” in this prospectus supplement. The Basket is designed to allow investors to participate in certain exchange rate movements of several currencies, as reflected by changes in the U.S. dollar value of the Basket, over the term of the Notes. The currencies composing the Basket are the euro, the Australian dollar, the British pound, the Canadian dollar, the Japanese yen, the New Zealand dollar, the Norwegian krone, the Swedish krona, the Swiss franc and the United States dollar. Each component currency has a fixed weighting and such weighting will reflect the U.S. dollar value of each currency in the Basket on the Pricing Date. Each such currency is referred to in this prospectus supplement as a “Basket Component”. Positive weightings indicate that the Basket is long a particular currency. Negative weightings indicate that the Basket is short a particular currency. The weightings are disclosed in the section entitled “The Global Currency Basket” in this prospectus supplement. The value of the Basket will initially be set to 100 on the Pricing Date.

On the Pricing Date, a fixed factor (the “Multiplier”) will be determined for each Basket Component by dividing each initial weighting by the value of one unit of the Basket Component currency in U.S. dollars observed on the Pricing Date. The Multiplier will be used to calculate the value of the Basket on any given day by converting the Basket Component back into U.S. dollars using the then current exchange rates, as described in this prospectus supplement. For a list of hypothetical Multipliers based upon the exchange rates observed on April 2, 2003, please see the section entitled “The Global Currency Basket” in this prospectus supplement. The exchange rate observed on the Pricing Date and the Multiplier for each Basket Component will be disclosed to you in the final prospectus supplement distributed in connection with the sales of the Notes.

How has the Basket performed historically?

The Basket will not have existed prior to the Pricing Date. We have, however, included a table showing monthly historical values of the Basket for each month from January 1999 to March 2003 based upon the Multiplier of each Basket Component calculated as of April 2, 2003 and historical Exchange Rates. This table is included in the section entitled “The Global Currency Basket” in this prospectus supplement.

We have provided this historical information to help you evaluate the behavior of the Basket relative to the U.S. dollar in various economic environments; however, past performance of the Basket based upon hypothetical Multipliers is not indicative of how the Basket will perform in the future.

What about taxes?

You generally should only be required to recognize income, gain or loss on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation”.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount at maturity. We have designed the Notes for investors who are willing to forego market interest payments on the Notes, such as floating interest rates paid on standard senior non-callable debt securities, and the repayment of a fixed principal amount in exchange for the ability to participate in changes in the Basket over the term of the Notes.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. (the “Calculation Agent”) will be our agent for purposes of calculating, among other things, the Starting Value, Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between the Calculation Agent’s status as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risk, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We may not repay you a fixed amount of principal at maturity equal to your initial investment in the Notes. The payment at maturity on the Notes will depend on the change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the amount in U.S. dollars you receive at maturity may be more or less than the principal amount of the Notes. If the Ending Value is less than or equal to the Starting Value, the Redemption Amount will be less than the principal amount of each Note, in which case your investment in the Notes will result in a loss to you. Even if the Ending Value is greater than the Starting Value, the increase in the value of the Basket may not be sufficient to ensure that the Redemption Amount will exceed the principal amount of the Notes; in such a case, your investment in the Notes will result in a loss to you. The Redemption Amount will, however, never be less than 97% of the principal amount per unit of Notes.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard U.S. dollar-denominated senior non-callable debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike standard senior non-callable debt securities, the Notes do not guarantee the return of a principal amount at maturity.

You must rely on your own evaluation of the merits of an investment linked to the Basket

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Basket. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate, MLPF&S, has indicated that it expects to bid for Notes offered for sale to it by Note holders, it is not required to do so and may cease making such bids at any time. In addition, while we describe in this prospectus supplement how you can calculate the value of the Basket from publicly available information, we will not publish the value of the Basket during the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

The value of the Basket Components is related to changes in their exchange rates relative to the U.S. dollar

The value of any currency, including the Basket Components and the U.S. dollar, may be affected by complex political and economic factors. The exchange rate of each Basket Component in terms of the U.S. dollar is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Basket Component and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in such countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of such countries, the United States and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including those issuing the Basket Components, are permitted to fluctuate in value relative to the U.S. dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those issuing the Basket Components, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Basket Components, the U.S. dollar or any other currency.

Even though currency trades around-the-clock, your Notes will not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Basket Components and U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Basket used to calculate the amount paid to you in U.S. dollars at maturity. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in the volatility of the Basket may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket Components relative to the U.S. dollar. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Basket is expected to affect the trading value of the Notes.    We expect that the value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. If you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined.

Changes in the volatility or anticipated volatility of the Basket are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the Basket increases or decreases the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase. If interest rates increase or decrease in markets based on any Basket Component, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Basket Components or the United States, and, in turn, the exchange rates and therefore the value of the Basket.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes will decrease.    We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Basket Components relative to the U.S. dollar prior to the maturity of the Notes. However, as the time remaining to the maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the value of the Basket at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

Our subsidiary, Merrill Lynch Capital Services, Inc., is our agent for the purposes of calculating the Starting Value, Ending Value and the Redemption Amount. Under certain circumstances, Merrill Lynch Capital Services, Inc.’s role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Basket can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the value of the Basket is unavailable. See the section entitled “Description of the Notes—Payment at Maturity” in this prospectus supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on May     , 2004.

While at maturity a beneficial owner of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment at Maturity”.

The Notes will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Notes, registered holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a principal amount of $10 per unit. The minimum initial investment amount is $50,000.

The Notes will not have the benefit of any sinking fund.

Payment at Maturity

At maturity, a beneficial owner of a Note will be entitled to receive the Redemption Amount of that Note, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” for a Note will be denominated in U.S. dollars and will be determined by the calculation agent as described below.

(i)  If the Ending Value is greater than the Starting Value, the Redemption Amount will be the principal amount per unit multiplied by a percentage equal to:

97 + (Participation Rate x (Ending Value – Starting Value));

(ii)  If the Ending Value is equal to or less than the Starting Value, the Redemption Amount will be the principal amount per unit multiplied by 97%.

As a result of the foregoing, the Basket will need to increase by a percentage expected to be between 1.154% and 1.364% in order for you to receive a Redemption Amount equal to or greater than the principal amount of $10 per unit. If the value of the Basket declines or does not increase sufficiently, you will receive less than the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

The “Starting Value” will be set to 100 on the Pricing Date.

The “Ending Value” will equal the value of the Basket as determined by the Calculation Agent on the seventh scheduled Business Day prior to the stated maturity date of the Notes, using the Exchange Rates (as defined in this prospectus supplement).

The “Participation Rate” is expected to be a value between 220% and 260%, which will be determined on the Pricing Date. We will disclose the Participation Rate to you in the final prospectus supplement delivered in connection with sales of the Notes.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and such banks are open for dealing in a foreign exchange and foreign currency deposits.

All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a Starting Value that will be set to 100 on the Pricing Date and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value,

•	the total amount payable at maturity for each Note, subject to a Participation Rate of 240%, the midpoint of the expected range of 220% and 260%,

•	the total rate of return to beneficial owners of the Notes,

•	the pretax annualized rate of return to beneficial owners of the Notes, and

•	the pretax annualized rate of return in U.S. dollars on an investment in the Basket Components.

For purposes of this table we have assumed a Participation Rate of 240%, the midpoint of the expected range of 220% and 260%.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value	Total amount payable at maturity per Note	Total rate of return on the Notes	Pretax Annualized rate of return on the Notes(1)	Pretax Annualized rate of return on the Basket Components (1)(2)
50.00	–50%	9.70	–3.00%	–3.01%	–58.44%
60.00	–40%	9.70	–3.00%	–3.01%	–44.97%
70.00	–30%	9.70	–3.00%	–3.01%	–32.59%
80.00	–20%	9.70	–3.00%	–3.01%	–21.06%
90.00	–10%	9.70	–3.00%	–3.01%	–10.24%
92.00	–8%	9.70	–3.00%	–3.01%	–8.14%
94.00	–6%	9.70	–3.00%	–3.01%	–6.08%
96.00	–4%	9.70	–3.00%	–3.01%	–4.03%
98.00	–2%	9.70	–3.00%	–3.01%	–2.00%
100.00(3)	0%	9.70	–3.00%	–3.01%	0.00%
102.00	2%	10.18	1.80%	1.79%	1.98%
104.00	4%	10.66	6.60%	6.48%	3.95%
106.00	6%	11.14	11.40%	11.06%	5.90%
108.00	8%	11.62	16.20%	15.55%	7.82%
110.00	10%	12.10	21.00%	19.94%	9.73%

(1)	The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(2)	The pretax annualized rate of return on the Basket Components assumes that the underlying currency positions will be converted into U.S. dollars at the same time and at the same Exchange Rates as those in the Basket.
(3)	This will be the Starting Value of the Basket.

The above figures are for purposes of illustration only. The actual Redemption Amount received by investors and the resulting total and pretax annualized rates of return will depend on the actual Participation Rate, the actual Exchange Rates observed on the Pricing Date and at maturity and the actual Ending Value determined as described in this prospectus supplement. The actual Exchange Rates on the Pricing Date will be disclosed in the final prospectus supplement.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each $10 principal amount of each unit, will be equal to the Redemption Amount, calculated as though the date of early repayment were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of  Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at their maturity or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of       % per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

Depositary

Description of the Global Securities

Upon issuance, all Notes will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a “depositary”), as depositary, registered in the name of Cede & Co., DTC’s partnership nominee. Unless and until it is exchanged in whole or in part for Notes in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the Notes will not be entitled to have the Notes represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders of the Notes including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

DTC Procedures

The following is based on information furnished by DTC:

DTC will act as securities depositary for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One or more fully registered global securities will be issued for the Notes in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participant’s accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of the Notes under DTC’s system must be made by or through direct participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Notes are to be made by entries on the books of participants acting on behalf of beneficial owners.

To facilitate subsequent transfers, all Notes deposited with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes; DTC’s records reflect only the identity of the direct participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the Notes are credited on the record date.

Principal, premium, if any, and/or interest, if any, payments made in cash on the Notes will be made in immediately available funds to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the depositary’s records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants shall be the responsibility of DTC, and disbursement of any payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

Exchange for Certificated Securities

If:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

•	ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

•	an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the Notes,

the global securities will be exchangeable for Notes in definitive form of like tenor in whole units and multiples of units. The definitive Notes will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

DTC may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, Note certificates are required to be printed and delivered.

ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, Note certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Same-Day Settlement and Payment

Settlement for the Notes will be made by the underwriter in immediately available funds. ML&Co. will make all payments of the Redemption Amount in immediately available funds so long as the Notes are maintained in book-entry form.

THE GLOBAL CURRENCY BASKET

The Basket is designed to allow investors to participate in certain exchange rate movements of several currencies, as reflected by changes in the U.S. dollar value of the Basket, over the term of the Notes. The currencies composing the Basket are the euro, the Australian dollar, the British pound, the Canadian dollar, the Japanese yen, the New Zealand dollar, the Norwegian krone, the Swedish krona, the Swiss franc and the United States dollar. Each component currency underlying the Basket is initially weighed as set forth in the table below.

The initial weightings will reflect the U.S. dollar value of each Basket Component on the Pricing Date. Positive weightings indicate that the Basket has bought a particular currency (i.e., a long position has been established). Negative weightings indicate that the Basket has borrowed a particular currency (i.e., a short position has been established) to buy the other currencies. The sum of the initial weightings will equal zero and on the Pricing Date the initial value of the Basket will be set to 100.

On the Pricing Date, a fixed factor (the “Multiplier”) will be determined for each Basket Component by dividing the initial weighting of the Basket Component by the initial Exchange Rate (as described below) for the Basket Component observed on the Pricing Date. The Multiplier will be used to calculate the value of the Basket on any given day as described below. The Multiplier and the initial Exchange Rate for each Index Component will be disclosed to you in the final prospectus supplement distributed in connection with sales of the Notes.

As Exchange Rates move, the U.S. dollar value of each position in the Basket will vary based on the appreciation or depreciation of each such Basket Component and on whether there is a long or short position in that Basket Component. For those Basket Components for which there is a long position, any appreciation in the relevant currency relative to the U.S. dollar will result in an increase in the value of the Basket. Conversely, any depreciation in the currencies in which there is a long position will result in a decrease in the value of the Basket. For those Basket Components for which there is a short position, any depreciation in the relevant currency relative to the U.S. dollar will result in an increase in the value of the Basket. Conversely, any appreciation in the currencies in which there is a short position will result in a decrease in the value of the Basket.

To compute the Basket value on any day, the Multiplier of each Basket Component can be multiplied by the then current Exchange Rate for such Basket Component, then summed, and then added to 100, to determine the new value of the Basket. For example, if the value of the Australian dollar appreciates from 0.599700 USD/AUD on April 2, 2003, as shown in the table below, to 0.629685 USD/AUD, then the AUD contribution to the value of the Basket will equal the Multiplier for AUD, 16.6750, multiplied by 0.629685, or 10.5000 index points. If the value for the New Zealand dollar appreciates from 0.549700 USD/NZD on April 2, 2003, as shown in the table below, to 0.577185 USD/NZD, the NZD contribution to the value of the Basket will equal the Multiplier for NZD, -15.4630, multiplied by 0.577185, or -8.9250 index points. The appreciation in the New Zealand dollar will decrease the value of the Basket because of the short position. The resultant product for each Basket Component can then be summed and added to 100 to derive the value of the Basket on the relevant date. For example, if the Exchange Rates of all other Basket Components remained the same, the new value of the Basket due to the changes in the Exchange Rates for the Australian dollar and the New Zealand dollar mentioned above would be 100 plus (10.5000 minus -8.9250) or 101.5750. The USD contribution to the value of the Basket will remain constant as -0.3910 index points.

For each Basket Component, the initial weighting, the Exchange Rate as of April 2, 2003, the hypothetical Multiplier and the initial index points based on such Exchange Rates are shown in the table below.

Currency	Iso Code	Initial Weighting	Exchange Rate	Hypothetical Multiplier	Initial Index Points
United States dollar	USD	-39.10	1.000000	-39.1000	-39.10
Australian dollar	AUD	10.00	0.599700	16.6750	10.00
British pound	GBP	26.00	1.569100	16.5700	26.00
Canadian dollar	CAD	9.20	0.676361	13.6022	9.20
EU euro	EUR	8.40	1.079100	7.7843	8.40
Japanese yen	JPY	2.60	0.008400	309.5238	2.60
New Zealand dollar	NZD	-8.50	0.549700	-15.4630	-8.50
Norwegian krone	NOK	-8.60	0.137826	-62.3975	-8.60
Swedish krona	SEK	10.00	0.116843	85.5849	10.00
Swiss franc	CHF	-10.00	0.726797	-13.7590	-10.00

The “Exchange Rates”, for purposes of determining a Basket value, will be those currency exchange rates in the interbank market quoted as one unit of the relevant currency in U.S. dollars as reported by Reuters Group PLC (“Reuters”) on page WRLD and WRLE, or any substitute page thereto, at approximately 10:00 a.m. New York City time on the relevant date. If the currency exchange rates are not so quoted on Reuters page WRLD and WRLE, or any substitute page thereto, then the Exchange Rates used to calculate the Basket will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on such date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by Merrill Lynch Capital Services, Inc. at approximately 10:00 a.m. New York City time on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide such spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m. New York City time on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from fewer than two banks, then the Calculation Agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m. New York City time on the relevant date.

“Reference Banks” as used herein, means Citibank, N.A., Deutsche Bank A.G. and JPMorgan Chase Bank, or their successors.

For the purposes of illustration only, we have shown the Exchange Rates on April 2, 2003 in the table above. The actual initial Exchange Rates used will be determined on the Pricing Date and disclosed to you in the final prospectus supplement delivered in connection with sales of the Notes.

While historical information on the Basket will not have existed prior to the Pricing Date, the following table sets forth the historical month-end values of the Basket for each month from January 1999 through March 2003 based upon the Multiplier of each Basket Component calculated as of April 2, 2003 and historical Exchange Rates. The historical performance of the Basket should not be taken as an indication of future performance. Any upward or downward trend in the value of the Basket during any period set forth below is not any indication that the Basket is more or less likely to increase or decrease in value at any time during the term of the Notes.

Monthly Closing Values	1999	2000	2001	2002	2003
January	103.814084	104.325881	100.028591	97.048306	100.315412
February	102.906931	103.578431	99.125237	97.152707	99.832043
March	102.949431	103.818673	97.663010	97.270081	100.373616
April	103.258520	102.601962	98.615342	97.637692
May	102.943924	101.881660	98.157539	97.893026
June	103.084725	102.237178	98.178929	99.177046
July	103.689343	101.651567	98.068123	99.045188
August	103.639518	101.257548	98.383772	99.172206
September	104.737995	100.885507	98.014295	98.967694
October	104.795754	100.004958	97.722130	99.175797
November	103.874455	99.253424	97.542149	98.975527
December	104.477179	100.674532	97.787563	99.167950

The following graph sets forth the historical month-end values of the Basket from January 1999 through March 2003 set forth in the table above. The historical performance of the Basket should not be taken as an indication of future performance.

The information presented in this prospectus supplement relating to the historical value of the Basket, the Exchange Rates of the Basket Components relative to the U.S. dollar and hypothetical Multipliers is furnished as a matter of information only. The fluctuations in the historical value of the Basket based on hypothetical Multipliers are not indicative of how the Basket will perform in the future.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this prospectus supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States Federal income tax treatment of contingent payment debt instruments, which apply to debt instruments issued on or after August 13, 1996. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. However, debt instruments that are subject to the rules set forth in section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) regarding foreign currency gain or loss (the “Foreign Currency Rules”) are generally exempt from the timing and character rules provided by the CPDI Regulations. Since the amount payable at maturity with respect to the Notes (i.e., the Redemption Amount) will be determined by reference to the value of the Basket, the Notes generally should be subject to the Foreign Currency Rules and should not be subject to the CPDI Regulations. However, the Foreign Currency Rules do not set forth specific rules for determining the amount of income, gain or loss realized by a taxpayer from holding a debt instrument that provides for one or more contingent payments, similar to the Notes. In the absence of any specific provision in the Foreign Currency Rules, the United States Federal income tax consequences of the purchase, ownership and disposition of the Notes should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of United States Federal income tax law.

Under general principles of United States Federal income tax law, payments of interest on a debt instrument generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting). Under these principles, the amount payable at maturity with respect to a Note in excess of the principal amount thereof, if any, would be treated as contingent interest and generally would be includible in income by a U.S. Holder as ordinary interest on the date that the Redemption Amount is accrued (i.e., generally when the Redemption Amount becomes fixed in amount and becomes unconditionally payable) or when such amount is received, in accordance with the U.S. Holder’s regular method of tax accounting. In the event that the Redemption Amount payable with respect to the Notes on the maturity date is less than the principal amount of the Notes, the excess of the principal amount of the Notes over the Redemption Amount should constitute exchange loss which will be characterized as ordinary loss.

Upon the sale or exchange of a Note prior to maturity, a U.S. Holder generally would recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal such U.S. Holder’s initial investment in the Note. Any portion of such gain or loss that is attributable to changes in the value of the Basket should constitute exchange gain or loss which will be characterized as ordinary income or loss. Any such gain or loss in excess of the portion of such gain or loss that constitutes exchange gain or loss generally should be capital gain or loss. It is possible, however, that the IRS could assert that all or any portion of the amount realized upon the sale or exchange of a Note prior to its maturity in excess of the principal amount thereof constitutes ordinary interest income. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) may be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Tax Return Disclosure Regulations

Pursuant to recently enacted Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States Federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “section 988 transaction,” such as the Notes, will constitute a section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a section 988 transaction (as defined in section 988(c)(1) of the Code relating to foreign currency transactions), the applicable threshold amount is $50,000 in any single taxable year. Higher threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

As previously mentioned, since the amount payable at maturity with respect to the Notes (i.e., the Redemption Amount) will be determined by reference to the value of the Basket, the Notes generally should be subject to the Foreign Currency Rules and should constitute a section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of the Notes that recognizes an exchange loss with respect to the Notes that exceeds the loss threshold amount applicable to such holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the threshold amount is reached and to any subsequent tax return that reflects any amount of such section 165 loss from the Notes. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in the Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, a Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States Federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., and New York, New York. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $                     aggregate principal amount of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering prices set forth on the cover page of this prospectus supplement and that it may offer a part of the Notes to certain dealers at a price that represents a concession not in excess of       % of the principal amount of the Notes. The underwriter may allow, and any such dealer may reallow, a concession not in excess of       % of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering prices and concessions may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to close out a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 27, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Page
Basket	S-3
Basket Component	S-4
Business Day	S-11
Calculation Agent	S-5
Ending Value	S-3
Exchange Rates	S-16
Multiplier	S-4
Notes	S-1
Participation Rate	S-3
Pricing Date	S-3
PTCEs	S-22
Redemption Amount	S-3
Reference Banks	S-16
Starting Value	S-3

1,000,000 Units

Merrill Lynch & Co., Inc.

Global Currency Basket Notes

due May     , 2004

(the “Notes”)

$10 principal amount per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

April     , 2003